NEWS RELEASE
INTEROIL FINALISES US$25 MILLION PRIVATE PLACEMENT
     TORONTO – December 19, 2007 — InterOil Corporation (TSX:IOL) (AMEX:IOC) (POMSoX:IOC) announced today that it has finalised the private placement with institutional investors yielding net proceeds of US$23.5 million announced on November 12. The transaction involved the sale of 1,078,516 common shares at a purchase price of US$23.18 per share. The issuance of the first 431,406 common shares, yielding net proceeds of US$9.4 million, closed on November 9, 2007. The remaining portion of the placement closed on December 19 following all requisite regulatory approvals having been obtained during November. InterOil plans to use the net proceeds of this offering to conduct appraisal and development activities on the Elk / Antelope structures and for general corporate purposes.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.
CAUTIONARY STATEMENTS
Statements in this press release may contain forward-looking information including expectations of future operations, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, access to credit facilities, income and oil taxes, regulatory changes and other components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
The TSX does not accept responsibility for the adequacy or accuracy of this release.
InterOil News Release